RECEIVED
FEB X 9 2009
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

[redacted]

09001094

1-A/A

24-10234

February 9, 2009

VIA FACSIMILE (703)813-6963

US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Janice McGuirk

Received SEC
FEB 0 9 2009
Washington, DC 20549

Re: Resonant Software, Inc.

Dear Ms. McGuirk,

On behalf of Resonant Software, Inc. (the "Company"), I hereby wish to inform you that the Company hereby undertakes that its offering statement, filed with the Securities and Exchange Commission on February 2, 2009, shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A. This statement shall become a part of the Regulation A offering statement.

Please do not hesitate to contact us should you have any questions. Thank you.

PROCESSED
MAR 2 2009 E
THOMSON REUTERS

Sincerely,

William Samuels
Executive Chairman
Resonant Software, Inc.

END